The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 3, 2012

May , 2012 Medium-Term Notes, Series D Pricing Supplement No. 2012-MTNDG0240 Registration Statements Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June     , 2018
These notes pay a semi-annual coupon of 0.50% per annum and offer the potential for an additional positive return at maturity based on the average index return percentage of the Dow Jones Industrial AverageSM (the “underlying index”), measured as described below.  However, you may not receive any return on the notes other than the semi-annual coupon, and if the average index return percentage of the underlying index is negative or zero, your payment at maturity will consist only of your principal and the final coupon payment.  Even if the average index return percentage is positive, so that you do receive an additional positive return at maturity, the total return at maturity of the notes may not be as great as the yield that might be achieved on a conventional debt security of ours of comparable maturity.

The average index return percentage is the average of the percentage changes in the closing value of the underlying index from the pricing date to each of the quarterly valuation dates occurring over the term of the notes.  You should understand that this method of measuring the performance of the underlying index may result in a significantly lower return on the notes than the actual return on the underlying index, as measured from the pricing date to the final valuation date.

The notes are senior unsecured obligations of Citigroup Funding Inc., and all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.  All payments on the notes are subject to the credit risk of Citigroup Inc.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Aggregate principal amount:	$
Principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date*:	May , 2012 (expected to be May 24, 2012)
Original issue date*:	May , 2012 (three business days after the pricing date)
Valuation dates*:
Expected to be the 24th of August, November, February and May of each year, starting on August 24, 2012, except that the last valuation date will be June 4, 2018. Each valuation date is subject to postponement for non-underlying index business days and certain market disruption events.

Maturity date*:	June , 2018 (expected to be June 7, 2018)
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity:	For each note, in addition to the final coupon payment: $1,000 principal amount per note, plus the note return amount, which may be zero or positive
Note return amount:
•    If the average index return percentage is greater than zero:
$1,000 × the average index return percentage × participation rate
•    If the average index return percentage is less than or equal to zero:
$0

Participation rate	100% to 110%, to be determined on the pricing date.
Average index return percentage:	The arithmetic average of the twenty-four interim index return percentages
Interim index return percentage:	On each valuation date: (ending index value – initial index value) / initial index value
Initial index value:	, the closing value of the underlying index on the pricing date
Ending index value:	The closing value of the underlying index on the relevant valuation date
Coupon:	0.50% per annum, paid semiannually and computed on the basis of a 360-day year of twelve 30-day months.
Coupon payment dates*:
Each June     and December      (expected to be the 7th of each such month), beginning on December     , 2012 (expected to be December 7, 2012) and ending on the maturity date. See  “General Information—Coupon payment dates” in this pricing supplement.

CUSIP / ISIN:	1730T0XG9 / US1730T0XG92
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them until maturity.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer(2)
Per note	$1,000.00	$35.00	$965.00
Total	$	$	$
*Expected dates are subject to change.
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $35.00 for each note sold in this offering. The actual underwriting fee per note will be equal to $35.00 for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph.  Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $35.00 for each note they sell.  Broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such affiliated broker-dealers will receive a fixed sales commission, of $35.00 for each note they sell. Citigroup Global Markets Inc. will pay the registered representatives of Citigroup Global Markets Inc. a sales commission of $35.00 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Risk Factors,” “General Information—Fees and selling concessions” “ and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $35.00. As noted in footnote (1), the underwriting fee is variable. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” “ and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product Supplement filed on July 13, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

How the Notes Work

■	Investors will receive a coupon of 0.50% per annum.

■	The payment at maturity is based on the average index return percentage of the underlying index.

■	The average index return percentage is the arithmetic average of twenty-four interim index return percentages.

■
In addition to the coupon payments, if the average index return percentage is greater than 0%, investors will receive a return equal to the average index return percentage multiplied by the participation rate; otherwise, investors will receive a return of 0%.

The following four examples illustrate the calculation of the average index return percentage and the payment at maturity on the notes (excluding the final coupon payment) based on different hypothetical interim index return percentages for each of the twenty-four valuation dates. Investors will receive a coupon of 0.50% per annum but will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of May 2, 2012, yield an average of 2.47% per year, which is higher than the coupon of 0.50% per annum.  If the average dividend yield remained constant for the term of the notes, the difference between the dividend yield and the coupon would be equivalent to 14.82% (calculated on a simple interest basis) over the approximately 6-year term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.  In each payment scenario below, investors will also receive the coupon payable on the notes on each coupon payment date, including the maturity date.

The examples are based on the following terms:

Stated principal amount:	$1,000 per note
Hypothetical participation rate	105%

Example 1

Hypothetical Performance of the Underlying Index

In Example 1, the interim index return percentage from the pricing date to the final valuation date is 14% but the average index return percentage is only 6.81%. The graph above illustrates the hypothetical performance of the underlying index on each of the twenty-four valuation dates. In this example, the underlying index appreciates over the term of the notes.

Because the average index return percentage is 6.81%, the note return amount will equal the product of (i) $1,000 principal amount, (ii) the average index return percentage and (iii) the participation rate.  Accordingly, the note return amount will equal $71.505 per note and the payment at maturity per note will be $1,071.505.  In this example, the notes significantly underperform the underlying index over the term of the notes.

May 2012	PS-2

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

Example 2

Hypothetical Performance of the Underlying Index

In Example 2, the interim index return percentage from the pricing date to the final valuation date is −20% and the average index return percentage is −1.00%. The graph above illustrates the hypothetical performance of the underlying index on each of the twenty-four valuation dates. In this example, the underlying index has negative interim index return percentages on some valuation dates and positive interim index return percentages on other valuation dates.  Because the negative interim index return percentages are relatively large in absolute terms, the positive interim index return percentages are more than offset by the negative interim index return percentages, and the average index return percentage is −1.00%.

Because the average index return percentage is less than zero, the note return amount will equal zero.  Accordingly, the payment at maturity per note will equal the $1,000 stated principal amount.

Example 3

Hypothetical Performance of the Underlying Index

In Example 3, the interim index return percentage from the pricing date to the final valuation date is 10% but the average index return percentage is only −1.92%.  The graph above illustrates the hypothetical performance of the underlying index on each of the twenty-four valuation dates. In this example, the underlying index depreciates early in the term of the notes, remains at a level below the initial index value for a significant period of time and then appreciates significantly later in the term of the notes.

Because the average index return percentage is less than zero, the note return amount will equal zero.  Accordingly, the payment at maturity per note will equal the $1,000 stated principal amount.

May 2012	PS-3

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

Example 4

Hypothetical Performance of the Underlying Index

In Example 4, the interim index return percentage from the pricing date to the final valuation date is 0.50% and the average index return percentage is 5.00%.  The graph above illustrates the hypothetical performance of the underlying index on each of the twenty-four valuation dates. In this example, the underlying index appreciates early in the term of the notes and then declines significantly later in the term of the notes. The level of the underlying index is greater than its closing value on the final valuation date during significant period of time in the term of the notes.  The average index return percentage is 5.00%, which is greater than 0.50%, the interim index return percentage from the pricing date to the final valuation date.

Because the average index return percentage is 5.00%, the note return amount will equal the product of (i) $1,000 principal amount, (ii) the average index return percentage and (iii) the participation rate.  Accordingly, the note return amount will equal $52.50 per note and the payment at maturity per note will be $1,052.50.

May 2012	PS-4

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors Relating to the Notes” in the accompanying product supplement related to this offering and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■
You may not receive any return on your investment in the notes other than the coupon.  The notes pay a coupon of 0.50% per annum.  Other than the coupon, you will receive a positive return on your investment in the notes only if the average index return percentage is greater than zero.  Even if the average index return percentage is greater than zero, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on a conventional debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

■
The notes may significantly underperform the underlying index. The payment at maturity on the notes will depend on the average index return percentage of the underlying index, which is the average of the percentage changes in the closing value of the underlying index from the pricing date to each of the quarterly valuation dates occurring over the term of the notes.  The average index return percentage of the underlying index may be significantly less than the percentage change in the closing value of the underlying index from the pricing date to the final valuation date, in which case the notes will significantly underperform the underlying index over their term.

■
The notes are designed for investors who are willing to forgo full upside exposure to the underlying index in certain market scenarios in order to avoid downside exposure to the underlying index.  You should understand, in particular, that if the closing value of the underlying index is greater at or near maturity than it was, on average, on the quarterly valuation dates, the notes will underperform the actual return on the underlying index (unless the closing value of the underlying index is lower at or near maturity than it was on the pricing date).  For example, if the closing value of the underlying index increases at a more or less steady rate over the term of the notes, the average index return percentage will be less than the percentage increase in the closing value of the underlying index from the pricing date to the final valuation date, and the notes will underperform the actual return on the underlying index.  This underperformance will be especially significant if there is a significant increase in the closing value of the underlying index during the latter portion of the term of the notes.  In addition, it is possible that you will not receive any return on the notes other than the coupon payments even if the closing value of the underlying index at or near maturity is significantly greater than it was on the pricing date.  One scenario in which this may occur is when the closing value of the underlying index declines early in the term of the notes, remains below the initial index value for a significant period of time and then increases significantly later in the term of the notes.

You should not invest in the notes unless you understand and are willing to accept the drawbacks associated with the averaging feature of the notes.

■
Historically, the closing value of the underlying index has been volatile.  Historically, the closing value of the underlying index has been volatile. From January 3, 2007 to May 2, 2012, the closing value of the underlying index has been as low as 6,547.05 and as high as 14,164.53.  The volatility of the underlying index may result in an average index return percentage that is less than or equal to zero, in which case you would receive no return on your investment in the notes other than the coupon.  See “Historical Information” below.

■
The notes are subject to the credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the notes, and any actual or anticipated changes to its credit ratings or its credit spreads may adversely affect the value of the notes.  Investors are dependent on the ability of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

■
The notes will not be listed on any securities exchange, and you may not be able to sell the notes prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in any secondary market that may develop for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If at any time Citigroup Global Markets Inc. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of

May 2012	PS-5

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?” in the accompanying product supplement.

■
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

■
The value of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes prior to maturity and the price, if any, at which Citigroup Global Markets Inc. may be willing to purchase the notes in any secondary market that may develop, including: the value and volatility (frequency and magnitude of changes in value or price) of the underlying index and the stocks that constitute the underlying index, the dividend yield of the stocks that constitute the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the closing value of the underlying index, interest and yield rates in the market, time remaining until the notes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The value of the underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen. See “Historical Information” below. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

■
Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index. As of May 2, 2012, the stocks that constitute the underlying index average a dividend yield of 2.47% per year, which is higher than the coupon payable on the notes of 0.50% per annum.  If this average dividend yield were to remain constant for the term of the notes, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 14.82% (calculated on a simple interest basis) by investing in the notes instead of investing directly in the stocks that constitute the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

■
Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

■
You will have no rights against the publisher of the underlying index or any issuer of any stock included in the underlying index. You will have no rights against the publisher of the underlying index or any issuer of any stock included in the underlying index even though the amount you receive at maturity will depend on the closing value of the underlying index on each of the valuation dates and such value is based on the prices of the stocks included in the underlying index.  The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

■
The historical performance of the underlying index is not an indication of the future performance of the underlying index. The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the price of the underlying index will affect the value of and payment at maturity on the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

■
The calculation agent, which is an affiliate of the ours, will make determinations with respect to the notes. Citigroup Global Markets Inc., the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the initial index value, the ending index value on each valuation date, the interim index return percentage, the average index return percentage, the coupon payments, the note return amount and your payment at maturity. Determinations made by Citigroup Global Markets Inc. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of a market disruption event and the selection of a successor index or calculation of the closing value of the underlying index in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

■
Hedging and trading activity by our affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying index or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index, swaps, futures and/or options contracts on the underlying index and/or the stocks that constitute the underlying index and/or in other instruments related to the underlying index and/or the stocks that constitute the underlying index. Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, therefore, the values above which the underlying index must close on each of the valuation dates before investors would receive a positive note return amount at maturity.  Additionally, such hedging or trading activities during the term of the notes, including on or near each of the valuation dates, could adversely affect the value of the underlying index on the valuation dates and, accordingly, the amount of cash an investor will receive at maturity.

May 2012	PS-6

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

General Information

General Information
Coupon payment date
Each June     and December      (expected to be the 7th of each such month), beginning on December     , 2012 (expected to be December 7, 2012) and ending on the maturity date.

If a coupon payment date falls on a day that is not a business day, the coupon to be paid on that coupon payment date will be paid on the next succeeding business day with the same force and effect as if paid on that coupon payment date. No additional interest will accrue as a result of such delayed payment. The coupon payments will be payable to the persons in whose names the notes are registered at the close of business on the business day immediately preceding the relevant coupon payment date (each a “regular record date”), except that the final coupon payment will be payable to the persons who receive the payment at maturity.

United States federal income tax considerations:
The following is a general discussion of the principal U.S. federal income tax consequences of ownership and disposition of the notes.  It applies only to an initial investor who purchases the notes at their stated principal amount and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Each holder, by purchasing the notes, agrees (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment.

We are required to determine a “comparable yield” for the notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.  Solely for purposes of determining the amount of interest income that United States holders (as defined in the accompanying product supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

We have determined that the comparable yield is a rate of      compounded semi-annually.  The projected payment schedule with respect to a note consists of the fixed coupon payments prior to maturity and a payment of      at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

For U.S. federal income tax purposes, a United States holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the notes, unless the United States holder timely discloses and justifies the use of other estimates to the IRS.  Regardless of the holder’s accounting method for U.S. federal income tax purposes, a United States holder will be required to accrue as interest income original issue discount (“OID”) on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected payments on the notes during the year (as described below).

The amount of OID on a note that accrues in each accrual period during the term of the note is determined by multiplying the “adjusted issue price” of the note at the beginning of the accrual period by the comparable yield of the note (appropriately adjusted to reflect the length of the accrual period).  The “adjusted issue price” of a note at the beginning of any accrual period is generally the issue price increased by the total amount of OID previously accrued in respect of the note and decreased by the amount of all prior payments in respect of the note pursuant to the projected payment schedule.

Upon sale, exchange or retirement of a note, a United States holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the holder’s adjusted basis in the note.  A United States holder’s adjusted basis in the note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the note and decreased by the amount of any prior payments in respect of the note pursuant to the projected payment schedule.  A United States holder generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, a United States holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  United States holders should consult their tax advisers regarding this reporting obligation.

A non-United States holder (as defined in the accompanying product supplement) of the notes

May 2012	PS-7

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to the non-United States holder, if the non-United States holder (or a financial institution holding the notes on behalf of the non-United States holder) furnishes to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person. Special rules apply to non-United States holders whose income and gain on their notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the notes should read the section entitled “Certain United States Federal Income Tax Considerations” in the accompanying product supplement.  The preceding discussion when read in combination with that section, constitutes the full opinion of our counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Prospective investors in the notes should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Calculation agent:	Citigroup Global Markets Inc.
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in swaps, options and/or futures contracts on the underlying index and/or on the stocks that constitute the underlying index, in the stocks that constitute the underlying index and/or in any other securities or instruments that we may wish to use in connection with such hedging. Such activity prior to the pricing date could increase the value of the underlying index, and, accordingly, potentially increase the initial index value and, therefore, the values above which the underlying index must close on each of the valuation dates before investors would receive a positive note return amount at maturity. We or our affiliates may adjust such hedge during the term of the notes, including on or near each of the valuation dates, and such activity could affect the value of the underlying index and adversely affect the value of and payment at maturity on the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying product supplement for more information.

Fees and selling concessions:
Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $35.00 for each note sold in this offering. The actual underwriting fee per note will be equal to $35.00 for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph.  Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $35.00 for each note they sell.  Broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such affiliated broker-dealers will receive a fixed sales commission, of $35.00 for each note they sell. Citigroup Global Markets Inc. will pay the registered representatives of Citigroup Global Markets Inc. a sales commission of $35.00 for each note they sell.

Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement for additional information.

May 2012	PS-8

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering of the notes will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the notes.

Brazil
The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission) and may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Mexico
Pursuant to the Mexican Securities Market Law, the notes have not been, and will not be, registered with the Mexican National Registry of Securities and may not be offered or sold publicly in the United Mexican States.

Uruguay
In Uruguay, the notes are being placed relying on a private placement (“oferta privada”) pursuant to section 2 of law 16,749. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay. The notes do not qualify as an investment fund regulated by Uruguayan law 16,774, as amended.

Peru
The information contained in this document has not been reviewed by the Comisión Nacional Supervisora de Empresas y Valores (Peru's National Corporations and Securities Supervisory Commission or CONASEV). Neither the Regulations for Initial Offers and Sale of Securities (CONASEV Resolution 141-98-EF/94.10) nor the obligations regarding the information applicable to securities registered with the Registro Público del Mercado de Valores (Peruvian Stock Market Public Registry) apply to this private offering.

Bolivia
The offshore notes are not governed by Bolivian legislation nor are they registered with or regulated by the Bolivian regulatory authorities.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be

May 2012	PS-9

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased the notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

Contact:	Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying product supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this pricing supplement, before you invest in the notes.

May 2012	PS-10

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

Information on the Underlying Index

This section entitled “Information on the Underlying Index” supersedes the section entitled “Annex A-Underlying Benchmarks—Underlying Indexes—Description of the Dow Jones Industrial AverageSM” in the accompanying product supplement in its entirety.

We have derived all information contained in this pricing supplement regarding the Dow Jones Industrial AverageSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information prepared by CME, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones.  We have not independently verified such information.  Such information reflects the policies of, and is subject to change by, CME.  The Dow Jones Industrial AverageSM is an index calculated, published and disseminated by CME.  CME has no obligation to continue to publish, and may discontinue publication of, the Dow Jones Industrial AverageSM.

The Dow Jones Industrial AverageSM is reported by Bloomberg L.P. under the ticker symbol “INDU.”

On November 4, 2011, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), the owner of the S&P Indices business, and CME Group Inc. (“CME Group”), the 90% owner of CME Indices, announced a new joint venture, S&P/Dow Jones Indices, which will own the S&P Indices business and the Dow Jones Indexes business, including the Dow Jones Industrial AverageSM.  McGraw-Hill and CME Group expect the S&P/Dow Jones Indices to be operational in the first half of 2012, subject to regulatory approval and other conditions.

The Dow Jones Industrial AverageSM was introduced to the investing public by Charles Dow on May 26, 1896 and originally comprised only 12 stocks.  It has since become one of the most well known and widely followed indicators of the U.S. stock market and is the oldest continuing stock market index in the world.  The Dow Jones Industrial AverageSM consists of 30 common stocks chosen as representative of the broad market of U.S. industry.  Many of the companies represented in the Dow Jones Industrial AverageSM are household names and leaders in their respective industries, and their stocks are widely held by both individual and institutional investors.  Because the Dow Jones Industrial AverageSM is so well known and its performance is generally perceived to reflect that of the overall domestic equity market, it is often used as a benchmark for investments in equities, mutual funds, and other asset classes.

The Dow Jones Industrial AverageSM is a price-weighted index rather than market capitalization-weighted index. In essence, the Dow Jones Industrial AverageSM consists of one share of each of the 30 stocks included in the Dow Jones Industrial AverageSM. Thus, the weightings of the components of the Dow Jones Industrial AverageSM are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding. This distinction stems from the fact that, when initially created, the Dow Jones Industrial AverageSM was a simple average (hence the name), and was computed merely by adding up the prices of the stocks in the Dow Jones Industrial AverageSM and dividing that sum by the total number of stocks in the Dow Jones Industrial AverageSM.  However, it eventually became clear that a method was needed to smooth out the effects of stock splits and other composition changes to prevent these events from distorting the level of the Dow Jones Industrial AverageSM.  Therefore, a divisor was created that has been periodically adjusted over time.  This divisor, when divided into the sum of the prices of the stocks in the Dow Jones Industrial AverageSM, generates the number that is reported every day in newspapers, on television and radio, and over the internet.  With the incorporation of the divisor, the Dow Jones Industrial AverageSM can no longer be considered an average.

The components of the Dow Jones Industrial AverageSM are selected by a committee composed of the managing editor of The Wall Street Journal, which is published by Dow Jones, the head of Dow Jones Indexes research and the head of CME Group research (the “Averages Committee”).  The Averages Committee was created in February 2010, when Dow Jones Indexes became part of CME.  Periodically, the Averages Committee reviews and makes changes to the composition of the Dow Jones Industrial AverageSM.  While component selection is not governed by quantitative rules, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.  The inclusion of any particular company in the Dow Jones Industrial AverageSM does not constitute a prediction as to the company’s future results of operations or stock market performance.  For the sake of continuity, composition changes are rare, and generally have occurred only after corporate acquisitions or other dramatic shifts in a component company’s core business.  When such an event necessitates that one component be replaced, the entire index is reviewed.  As a result, multiple component changes are often implemented simultaneously.

License Agreement

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME, and has been licensed for use.  “Dow Jones®,” “Dow Jones Indexes,” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones Trademark Holdings, LLC, have been licensed to CME and have been sublicensed for use for certain purposes by Citigroup Global Markets Inc. and its affiliates.  Dow Jones, CME and their respective affiliates have no relationship to Citigroup Funding Inc. or to its affiliates (other than transactions entered into in the ordinary course of business), other than the licensing of the Dow Jones Industrial AverageSM and their respective service marks for use in connection with the certain financial products, including the securities.  The securities are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and such corporations make no representation regarding the advisability of investing in the securities.

May 2012	PS-11

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

Notwithstanding the foregoing, CME Group and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by Citigroup Funding Inc., but which may be similar to and competitive with the securities.  In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the Dow Jones Industrial AverageSM.  It is possible that this trading activity will affect the value of the Dow Jones Industrial AverageSM and the securities.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND SUCH CORPORATIONS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC. AND ITS AFFILIATES, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND CITIGROUP GLOBAL MARKETS INC. AND ITS AFFILIATES, OTHER THAN THE LICENSORS OF CME.

Historical Information

The following table sets forth the published high, low and end-of-quarter closing values of the underlying index for each quarter in the period from January 3, 2007 through May 2, 2012.  The closing value of the underlying index on May 2, 2012 was 13,268.57.  The associated graph below sets forth the daily closing values of the underlying index from January 3, 2007 through May 2, 2012.  We obtained the information below from Bloomberg Financial Markets, without independent verification.  You should not take historical closing values of the underlying index as an indication of future performance, and no assurance can be given as to the closing value of the underlying index on any of the valuation dates.

Dow Jones Industrial AverageSM	High	Low	Period-End
2007
First Quarter	12,786.64	12,050.41	12,354.35
Second Quarter	13,676.32	12,382.30	13,408.62
Third Quarter	14,000.41	12,845.78	13,895.63
Fourth Quarter	14,164.53	12,743.44	13,264.82
2008
First Quarter	13,056.72	11,740.15	12,262.89
Second Quarter	13,058.20	11,346.51	11,350.01
Third Quarter	11,782.35	10,365.45	10,850.66
Fourth Quarter	10,831.07	7,552.29	8,776.39
2009
First Quarter	9,034.69	6,547.05	7,608.92
Second Quarter	8,799.26	7,761.60	8,447.00
Third Quarter	9,829.87	8,146.52	9,712.28
Fourth Quarter	10,548.51	9,487.67	10,428.05
2010
First Quarter	10,907.42	9,908.39	10,856.63
Second Quarter	11,205.03	9,774.02	9,774.02
Third Quarter	10,860.26	9,686.48	10,788.05
Fourth Quarter	11,585.38	10,751.27	11,577.51
2011
First Quarter	12,391.25	11,613.30	12,319.73
Second Quarter	12,810.54	11,897.27	12,414.34
Third Quarter	12,724.41	10,719.94	10,913.38
Fourth Quarter	12,294.00	10,655.30	12,217.56
2012
First Quarter	13,252.76	12,359.92	13,212.04
Second Quarter (through May 2, 2012)	13,279.32	12,715.93	13,268.57

May 2012	PS-12

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the Dow Jones Industrial AverageSM due June    , 2018

Dow Jones Industrial AverageSM – Daily Closing Values January 3, 2007 to May 2, 2012

Additional Considerations

If no closing value of the underlying index is available or there is a market disruption event on any valuation date, the calculation agent may determine the closing value of the underlying index on that day in accordance with the procedures set forth in the accompanying product supplement. In addition, if the underlying index is discontinued, the calculation agent may determine the closing value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance. You should refer to the section “Provisions Relating to the Underlying Benchmark—Discontinuance of an Underlying Index” and “—Alteration of Method of Calculation of an Underlying Index” in the accompanying product supplement for more information.

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of      % per annum on the unpaid amount due.

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

May 2012	PS-13

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these notes in any state where the offer is not permitted.
____________________

TABLE OF CONTENTS

Pricing Supplement

Citigroup Funding Inc.

Medium-Term Notes, Series D

Market-Linked Notes Based on the Value of
the Dow Jones Industrial AverageSM
due June   , 2018
($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
May      , 2012
(Including Product Supplement Dated
July 13, 2011, Prospectus Supplement
Dated May 12, 2011 and Prospectus
Dated May 12, 2011)

Page
Pricing Supplement
Summary Terms	PS-1
How the Notes Work	PS-2
Risk Factors	PS-5
General Information	PS-7
Information on the Underlying Index	PS-11
Additional Considerations	PS-13

Product Supplement
Summary Information—Q&A	PRS-2
Risk Factors relating to the Notes	PRS-6
Description of the Notes	PRS-14
Provisions Relating to the Underlying Benchmark	PRS-17
Certain United States Federal Income Tax Considerations	PRS-23
Plan of Distribution; Conflicts of Interest	PRS-30
ERISA Matters	PRS-30
Annex A- Underling Benchmarks	A-1

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28